02048221

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

GS Mortgage Securities Corp.
(Exact Name of Registrant as Specified in Charter)

0000807641
(Registrant CIK Number)

Form 8-K for July 27, 2002
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-89556
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 28, 2002.

GS MORTGAGE SECURITIES CORP.

By: ______________________
Name: Jay F. Strauss
Title: Secretary

Exhibit Index

Exhibit	Page

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

GS MORTGAGE SECURITIES CORP.

Mortgage Pass-Through Certificates, Series 2002-6F

All information in this Term Sheet, whether regarding assets backing any securities discussed herein or otherwise, will be superseded by the information contained in the final prospectus.

June 12, 2002

Preliminary Structural and Collateral Term Sheet

$512,160,000 (approximate) of Senior Certificates
GSR Mortgage Loan Trust 2002-6F
GS Mortgage Securities Corp., Depositor
Mortgage Pass-Through Certificates, Series 2002-6F

Features of the Transaction

- Offering consists of 2 tracks of senior securities totaling $512,160,000 expected to be rated triple-A by two of the three of: S&P, Fitch or Moody's. The 2 tracks of seniors are expected to be approximately:
  $272,160,000 of 6.5%coupons
  $240,000,000 of 7.5% coupons
- The overall expected amount of credit support for the senior certificates is 3.0% +/- 0.50% on the securities in the form of subordination with a shifting interest structure and a five year prepayment lockout.
- Collateral consists primarily of conventional fixed rate 30 year mortgage loans secured by first liens on one to four family residential properties, serviced by Bank of America, NA.
- The amount of senior certificates is approximate and may vary by up to 5%.

Time Table

Expected Settlement:	June 28, 2002
Cut-off Date:	June 1, 2002
First Distribution Date:	July 25, 2002
Distribution Date:	25th of each month

Key Terms

Issuer: GSR Mortgage Loan Trust 2002-6F
Underwriter: Goldman, Sachs & Co
Originator: Bank of America, NA
Servicer: Bank of America, NA
Trustee: JPMorgan Chase Bank
Type of Issuance: Public
Servicer Advancing: Yes, subject to recoverability
Compensating Interest: Yes, to the extent of the servicing fee for such Distribution Date.
Legal Investment: The senior certificates are SMMEA eligible at settlement
Interest Accrual: Prior calendar month
Clean Up Call: 10% of the Cut-off Date principal balance of the Loans
ERISA Eligible: Underwriter's exemption may apply to senior certificates, however prospective purchasers should consult their own counsel
Tax Treatment: REMIC; senior certificates are regular interests
Structure: Senior/Subordinate; shifting interest structure with a five-year prepayment lockout to junior certificates. All securities will be subordinated off of the 6.5% track.
Expected Subordination: 3.0+/- 0.50%.
Expected Rating Agencies: 2 of the 3 of: S&P, Fitch or Moody's
Minimum Denomination: Senior certificates - $25,000
Delivery: Senior certificates – DTC

	6.5% track	7.5% track
Total Outstanding Principal Balance:	$288,000,000	240,000,000
[1] Number of Mortgage Loans:	995	1004
Average Original Principal Balance of the Mortgage Loans (000's):	$497	$497
Weighted Average Annual Mortgage Interest Rate:	7.05%	7.45%
Expected Administrative Fees (Including Servicing and Trustee Fees):	0.26%	0.26%
Weighted Average Maturity:	340	344
Weighted Average Seasoning:	16	13
Weighted Average Original Loan-To-Value Ratio:	67%	69%
Owner Occupied:	94%	90%
Single Family /Detached PUD's:	91%	93%
FICO:	733	726
State Concentration > 10%:	CA 50%	CA 49%
	FL 10%	FL 16%

[1] This number represents the number of 30 year mortgage loans contributing cash flows to the respective track. The total number of mortgage loans is 1,067

June 24, 2002

Final Structural and Collateral Term Sheet

$513,117,667 (approximate) of Senior Certificates
GSR Mortgage Loan Trust 2002-6F
GS Mortgage Securities Corp., Depositor
Mortgage Pass-Through Certificates, Series 2002-6F

Features of the Transaction

- Offering consists of 2 tracks of senior securities totaling $513,117,667 expected to be rated triple-A by Fitch and Moody's. The 2 tracks of seniors are expected to be approximately:
  $273,477,747 of 6.5%coupons
  $239,639,920 of 7.5% coupons

- The overall expected amount of credit support for the senior certificates is 2.75% on the securities in the form of subordination with a shifting interest structure and a five year prepayment lockout.
- Collateral consists primarily of conventional fixed rate 30 year mortgage loans secured by first liens on one to four family residential properties, serviced by Bank of America, NA.
- The amount of senior certificates is approximate and may vary by up to 5%.

Time Table

Expected Settlement:	June 28, 2002
Cut-off Date:	June 1, 2002
First Distribution Date:	July 25, 2002
Distribution Date:	25th of each month

Key Terms

Issuer: GSR Mortgage Loan Trust 2002-6F
Underwriter: Goldman, Sachs & Co
Originator: Bank of America, NA
Servicer: Bank of America, NA
Trustee: JPMorgan Chase Bank
Type of Issuance: Public
Servicer Advancing: Yes, subject to recoverability
Compensating Interest: Yes, to the extent of the servicing fee for such Distribution Date.
Legal Investment: The senior certificates are SMMEA eligible at settlement
Interest Accrual: Prior calendar month
Clean Up Call: 10% of the Cut-off Date principal balance of the Loans
ERISA Eligible: Underwriter's exemption may apply to senior certificates, however prospective purchasers should consult their own counsel
Tax Treatment: REMIC; senior certificates are regular interests
Structure: Senior/Subordinate; shifting interest structure with a five-year prepayment lockout to junior certificates. All securities will be subordinated off of the 6.5% track.
Expected Subordination: 2.75%.
Expected Rating Agencies: Fitch and Moody's
Minimum Denomination: Senior certificates - $25,000
Delivery: Senior certificates – DTC

	Collateral Group 1	Collateral Group 2
Total Outstanding Principal Balance:	$287,988,133	$239,639,920
[1] Number of Mortgage Loans:	995	1004
Average Scheduled Principal Balance of the Mortgage Loans (000's):	$497	$497
Weighted Average Annual Mortgage Interest Rate:	7.05%	7.45%
Expected Administrative Fees (Including Servicing and Trustee Fees):	0.2575%	0.2575%
Weighted Average Maturity:	340	344
Weighted Average Seasoning:	16	13
Weighted Average Current Loan-To-Value Ratio:	67%	69%
Owner Occupied:	94%	90%
Single Family /Detached PUD's:	92%	93%
FICO:	733	727
State Concentration > 10%:	CA 50%	CA 49%
	FL 10%	FL 16%

[1] This number represents the number of 30 year mortgage loans contributing cash flows to the respective track.. The total number of mortgage loans is 1,067

CMO GS 026F IA2
Scenario Report (Intex)

Goldman Sachs

Generated: 06/24/2002 13:35:47

CUSIP	Monthly	As Of	6/02	Pricing	6/21/02	Original	10,269,000.00
Description:	Accretion Directed,Senior			Settle	6/28/02	Balance	10,269,000.00
Coupon:	6.500%			Next Proj	7/25/02	Factor	1.00000000
Collateral:	Cpn 6.95 WAC 7.23 WAM 342 WALA 15			Stated Final	0/0/00	Delay	24

Historical CPR's: 6/02= 5/02= 4/02= 3mo= 6mo= 12mo= SI=

Curve: 3m= 6m= 1yr= 2yr= 3yr= 4yr= 5yr= 7yr= 10yr= 30yr=

Input	Output	PSA	PSA	PSA	PSA	PSA	PSA	PSA
PREPAY		350	0	100	250	500	750	1000
01MLIB	1.840	+0	+0	+0	+0	+0	+0	+0
Cleanup		NO	NO	NO	NO	NO	NO	NO
	Av Life	4.509	5.400	5.400	5.373	3.413	2.366	1.744
Price	Window	7/02-8/08	7/02-3/12	7/02-3/12	7/02-8/11	7/02-8/06	7/02-3/05	7/02-5/04
103-26	Yield	5.477	5.620	5.620	5.617	5.184	4.640	4.006
103-27	Yield	5.469	5.613	5.613	5.610	5.173	4.626	3.987
103-28	Yield	5.461	5.606	5.606	5.603	5.163	4.612	3.969
103-29	Yield	5.453	5.599	5.599	5.596	5.153	4.598	3.950
103-30	Yield	5.445	5.593	5.593	5.589	5.143	4.584	3.932
103-31	Yield	5.437	5.586	5.586	5.582	5.133	4.570	3.913
104-00	Yield	5.429	5.579	5.579	5.575	5.123	4.557	3.895
104-01	Yield	5.421	5.572	5.572	5.568	5.113	4.543	3.877
104-02	Yield	5.413	5.565	5.565	5.561	5.103	4.529	3.858
104-03	Yield	5.406	5.558	5.558	5.555	5.093	4.515	3.840
104-04	Yield	5.398	5.551	5.551	5.548	5.083	4.501	3.821
104-05	Yield	5.390	5.544	5.544	5.541	5.073	4.487	3.803
104-06	Yield	5.382	5.538	5.538	5.534	5.063	4.473	3.785
104-07	Yield	5.374	5.531	5.531	5.527	5.053	4.459	3.766
104-08	Yield	5.366	5.524	5.524	5.520	5.043	4.445	3.748
104-09	Yield	5.358	5.517	5.517	5.513	5.033	4.432	3.730
104-10	Yield	5.350	5.510	5.510	5.506	5.023	4.418	3.711
104-11	Yield	5.342	5.503	5.503	5.499	5.013	4.404	3.693
104-12	Yield	5.334	5.496	5.496	5.492	5.003	4.390	3.674
104-13	Yield	5.327	5.489	5.489	5.486	4.993	4.376	3.656
104-14	Yield	5.319	5.483	5.483	5.479	4.983	4.362	3.638
104-15	Yield	5.311	5.476	5.476	5.472	4.973	4.348	3.619
104-16	Yield	5.303	5.469	5.469	5.465	4.963	4.335	3.601
104-17	Yield	5.295	5.462	5.462	5.458	4.953	4.321	3.583
104-18	Yield	5.287	5.455	5.455	5.451	4.943	4.307	3.565
104-19	Yield	5.279	5.448	5.448	5.444	4.933	4.293	3.546
104-20	Yield	5.271	5.442	5.442	5.438	4.923	4.279	3.528
104-21	Yield	5.264	5.435	5.435	5.431	4.914	4.266	3.510
104-22	Yield	5.256	5.428	5.428	5.424	4.904	4.252	3.491
104-23	Yield	5.248	5.421	5.421	5.417	4.894	4.238	3.473

GSRAY - STACK PRICE/YIELD

	0 PSA	200 PSA	425 PSA	600 PSA	800 PSA
IA5					
PRICE	100	100	100	100	100
YIELD	6.54724	6.53410	6.52319	6.49503	6.45919
WAL	19.77207	12.39450	9.26669	5.72329	3.89932
PRINCIPAL WINDOW	JUL07 - JAN31	JUL07 - JAN31	JUL07 - JAN31	DEC06 - JAN31	SEP05 - MAY07
IA6					
PRICE	100	100	100	100	100
YIELD	2.35144	2.35143	2.35143	2.35142	2.35142
WAL	17.12095	4.19683	1.99078	1.42754	1.07466
PRINCIPAL WINDOW	JUL02 - FEB29	JUL02 - JUN14	JUL02 - FEB07	JUL02 - SEP05	JUL02 - OCT04
IA7					
PRICE	20	20	20	20	20
YIELD	30.64473	8.90280	-28.34398	-57.70583	-88.97064
WAL	17.12095	4.19683	1.99078	1.42754	1.07466
PRINCIPAL WINDOW	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA
IA8					
PRICE	100	100	100	100	100
YIELD	5.52764	5.45811	5.36056	5.28664	5.20076
WAL	17.12095	4.19683	1.99078	1.42754	1.07466
PRINCIPAL WINDOW	JUL02 - FEB29	JUL02 - JUN14	JUL02 - FEB07	JUL02 - SEP05	JUL02 - OCT04
IA9					
PRICE	100	100	100	100	100
YIELD	6.03486	5.95878	5.85230	5.77155	5.67772
WAL	17.12095	4.19683	1.99078	1.42754	1.07466
PRINCIPAL WINDOW	JUL02 - FEB29	JUL02 - JUN14	JUL02 - FEB07	JUL02 - SEP05	JUL02 - OCT04
IA1					
PRICE	100	100	100	100	100
YIELD	5.78115	5.70835	5.60634	5.52901	5.43915
WAL	17.12095	4.19683	1.99078	1.42754	1.07466
PRINCIPAL WINDOW	JUL02 - FEB29	JUL02 - JUN14	JUL02 - FEB07	JUL02 - SEP05	JUL02 - OCT04
IA2					
PRICE	100	100	100	100	100
YIELD	6.48696	6.48696	6.45657	6.41979	6.37189
WAL	5.39996	5.39996	3.87126	2.91715	2.21446
PRINCIPAL WINDOW	JUL02 - MAR12	JUL02 - MAR12	JUL02 - MAY07	JUL02 - DEC05	JUL02 - DEC04
IA3					
PRICE	100	100	100	100	100
YIELD	6.53760	6.53517	6.48837	6.45139	6.40581
WAL	12.94957	11.99182	5.23793	3.64290	2.65088
PRINCIPAL WINDOW	MAR12 - MAR1[illegible]	MAR12 - JUL1[illegible]	MAY07 - JAN08	DEC05 - APR06	DEC04 - MAR05
IA4					
PRICE					
YIELD	33.47603	44.81030	115.41529	194.93001	306.76663
WAL	27.53553	18.01362	6.48980	4.13704	2.98287
PRINCIPAL WINDOW	FEB29 - JAN31	JUL15 - JAN31	JAN08 - AUG10	APR06 - DEC06	MAR05 - SEP05
SUBS					
PRICE					
YIELD	NA	NA	NA	NA	NA
WAL	18.63623	11.81640	9.15760	8.17342	6.15739
PRINCIPAL WINDOW	JUL02 - JAN31	JUL02 - JAN31	JUL02 - JAN31	JUL02 - JAN31	JUL02 - OCT30
LIBOR_1MO	**1.84**	**1.84**	**1.84**	**1.84**	**1.84**

GSGSR026FV2 - STACK PRICE/YIELD

	425 PSA	100 PSA	200 PSA	300 PSA	400 PSA
PO					
PRICE	60	60	60	60	60
YIELD	17.93396	5.52353	9.04335	12.90534	16.91497
WAL	3.64074	10.86151	7.02824	5.02646	3.85773
PRINCIPAL WINDOW	JUL02 - FEB31	JUL02 - FEB31	JUL02 - FEB31	JUL02 - FEB31	JUL02 - FEB31
2A1					
PRICE	100	100	100	100	100
YIELD	2.25048	2.25048	2.25048	2.25048	2.25048
WAL	3.98995	4.52745	3.98995	3.98995	3.98995
PRINCIPAL WINDOW	OCT02 - OCT12	OCT02 - OCT12	OCT02 - OCT12	OCT02 - OCT12	OCT02 - OCT12
2A2					
PRICE	20	20	20	20	20
YIELD	8.79137	13.07702	8.79137	8.79137	8.79137
WAL	3.98995	4.52745	3.98995	3.98995	3.98995
PRINCIPAL WINDOW	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA
2A5					
PRICE	100	100	100	100	100
YIELD	5.45499	5.46647	5.45499	5.45499	5.45499
WAL	3.98995	4.52745	3.98995	3.98995	3.98995
PRINCIPAL WINDOW	OCT02 - OCT12	OCT02 - OCT12	OCT02 - OCT12	OCT02 - OCT12	OCT02 - OCT12
2A6					
PRICE	100	100	100	100	100
YIELD	6.53719	6.53719	6.53719	6.53719	6.53719
WAL	12.87065	12.87065	12.87065	12.87065	12.87065
PRINCIPAL WINDOW	OCT12 - NOV29	OCT12 - NOV29	OCT12 - NOV29	OCT12 - NOV29	OCT12 - NOV29
2A3					
PRICE	100	100	100	100	100
YIELD	6.41582	6.53633	6.52585	6.49124	6.43540
WAL	3.09104	13.05742	10.76248	6.24190	3.58484
PRINCIPAL WINDOW	JUL02 - FEB31	JUL02 - JAN22	JUL02 - FEB31	JUL02 - FEB31	JUL02 - FEB31
2A4					
PRICE	100	100	100	100	100
YIELD	5.04827	6.56930	6.12762	5.62105	5.16352
WAL	0.29137	23.76443	1.00408	0.46784	0.31534
PRINCIPAL WINDOW	JUL02 - DEC02	JAN22 - FEB31	JUL02 - APR04	JUL02 - APR03	JUL02 - JAN03
2A7					
PRICE	100	100	100	100	100
YIELD	2.55347	2.55348	2.55348	2.55347	2.55347
WAL	3.64074	10.86151	7.02824	5.02646	3.85773
PRINCIPAL WINDOW	JUL02 - FEB31	JUL02 - FEB31	JUL02 - FEB31	JUL02 - FEB31	JUL02 - FEB31
2A8					
PRICE	20	20	20	20	20
YIELD	2.60204	23.93731	17.59967	11.06804	4.32379
WAL	3.64074	10.86151	7.02824	5.02646	3.85773
PRINCIPAL WINDOW	NA - NA	NA - NA	NA - NA	NA - NA	NA - NA
LIBOR_1MO	**1.84**	**1.84**	**1.84**	**1.84**	**1.84**

GSGSR026FV2 - SUMMARY

DEAL SUMMARY REPORT

GSGSR026FV2

				ASSUMPTIONS	
SETTLEMENT	28-JUN-2002	PREPAY		425	PSA
1ST PAY DATE	25-JUL-2002	DEFAULT			CDR
		RECOVERY		0	MONTHS
		SEVERITY			0%

	COLLATERAL			
BALANCE	WAC	WAM	WAL	DUR
$256,757,057.00	7.450	344	3.64074	

TRANCHE NAME	RATING	BALANCE	COUPON	PRINCIPAL WINDOW	AVG LIFE	DUR	YIELD	SPREAD BP	BENCH	PRICE %	$@1BP	ACCRUED INT(M)	NETNET (MM)	DATED DATE	NOTES
PO		17,117,137.13	0.00000000	07/02 - 02/31	3.64074	2.264	17.93396	1408	INTERP	60.0000	2325.57	0.00	10.270	01-JUN-02	XRS_PO
2A1		19,555,666.00	2.24000000	10/02 - 10/12	3.98995	3.720	2.25048	-173	INTERP	100.0000	7275.25	3.65	19.559	25-JUN-02	FLT
2A2		19,555,666.00	6.26000000	07/02 - 10/12	3.98995	2.309	8.79137	481	INTERP	20.0000	905.62	10.20	3.921	25-JUN-02	INV_IO
2A5		39,111,334.00	5.50000000	10/02 - 10/12	3.98995	3.379	5.45499	147	INTERP	100.0000	13269.21	161.33	39.273	01-JUN-02	FIX
2A6		2,998,000.00	6.50000000	10/12 - 11/29	12.87065	8.406	6.53719	191	INTERP	100.0000	2532.33	14.62	3.013	01-JUN-02	FIX
2A3		52,372,000.00	6.50000000	07/02 - 02/31	3.09104	2.507	6.41582	275	INTERP	100.0000	13195.91	255.31	52.627	01-JUN-02	FIX
2A4		5,782,960.87	6.50000000	07/02 - 12/02	0.29137	0.282	5.04827	269	INTERP	100.0000	163.78	28.19	5.811	01-JUN-02	FIX
2A7		119,819,959.00	2.54000000	07/02 - 02/31	3.64074	3.325	2.55347	-130	INTERP	100.0000	39843.46	25.36	119.845	25-JUN-02	FLT
2A8		119,819,959.00	5.96000000	07/02 - 02/31	3.64074	2.993	2.60204	-126	INTERP	20.0000	7191.30	59.51	24.024	25-JUN-02	INV_IO

YIELD CURVE					SWAPS										EDSF	
MAT	1YR	3YR	5YR	7YR	1YR	2YR	3YR	4YR	5YR	6YR	7YR	8YR	9YR	10YR	1YR	2YR
YLD	2.36	3.63159	4.33900	4.63156	2.4300	3.4429	4.2255	4.6981	5.0208	5.2435	5.4128	5.5485	5.6598	5.7507	2.45	2.45

CMO GSR 026F 2A5
Scenario Report (GS)

Goldman Sachs

4.0 yr PAC1 — Generated: 06/14/2002 10:39:02 —

CUSIP	Monthly	As Of	6/02	Pricing	6/13/02	Original	39,111,334.00
Description: PAC1				Settle	6/28/02	Balance	39,111,333.33
Coupon: 5.500%				Next Proj	7/25/02	Factor	0.99999998
Stated Band: 125-500	Effective Band: N/A			Stated Final	0/0/00	Delay	24

Collateral: Cpn 7.50 WAC 7.45 WAM 344 WALA 13

Historical PSA's: 0/00= 0/00= 0/00= 3mo= 6mo= 12mo= SI=

Curve: 3m= 6m= 1yr= 2yr= 3yr= 4yr= 5yr= 7yr= 10yr= 30yr=

Input	Output	PSA	PSA	PSA	PSA	PSA	PSA	PSA
PREPAY		425	100	125	250	500	600	800
	Av Life	3.990	4.527	3.990	3.990	3.990	3.464	2.633
Price	Window	10/02-10/12	10/02-10/12	10/02-10/12	10/02-10/12	10/02-10/12	10/02-12/10	10/02-6/08
100-16	Yield	5.308	5.335	5.308	5.308	5.308	5.276	5.198
100-18	Yield	5.290	5.319	5.290	5.290	5.290	5.256	5.172
100-20	Yield	5.272	5.303	5.272	5.272	5.272	5.235	5.146
100-22	Yield	5.253	5.286	5.253	5.253	5.253	5.215	5.119
100-24	Yield	5.235	5.270	5.235	5.235	5.235	5.194	5.093
100-26	Yield	5.217	5.254	5.217	5.217	5.217	5.174	5.067
100-28	Yield	5.199	5.237	5.199	5.199	5.199	5.153	5.041
100-30	Yield	5.181	5.221	5.181	5.181	5.181	5.133	5.015
101-00	Yield	5.163	5.205	5.163	5.163	5.163	5.113	4.989
101-02	Yield	5.144	5.189	5.144	5.144	5.144	5.092	4.963
101-04	Yield	5.126	5.172	5.126	5.126	5.126	5.072	4.937
101-06	Yield	5.108	5.156	5.108	5.108	5.108	5.051	4.911
101-08	Yield	5.090	5.140	5.090	5.090	5.090	5.031	4.885
101-10	Yield	5.072	5.124	5.072	5.072	5.072	5.011	4.859
101-12	Yield	5.054	5.108	5.054	5.054	5.054	4.990	4.834
101-14	Yield	5.036	5.092	5.036	5.036	5.036	4.970	4.808
101-16	Yield	5.018	5.076	5.018	5.018	5.018	4.950	4.782
101-18	Yield	5.000	5.060	5.000	5.000	5.000	4.930	4.756
101-20	Yield	4.982	5.043	4.982	4.982	4.982	4.909	4.730
101-22	Yield	4.964	5.027	4.964	4.964	4.964	4.889	4.705
101-24	Yield	4.946	5.011	4.946	4.946	4.946	4.869	4.679
101-26	Yield	4.928	4.995	4.928	4.928	4.928	4.849	4.653
101-28	Yield	4.910	4.979	4.910	4.910	4.910	4.829	4.627
101-30	Yield	4.892	4.963	4.892	4.892	4.892	4.809	4.602
102-00	Yield	4.875	4.947	4.875	4.875	4.875	4.788	4.576
102-02	Yield	4.857	4.931	4.857	4.857	4.857	4.768	4.551
102-04	Yield	4.839	4.915	4.839	4.839	4.839	4.748	4.525
102-06	Yield	4.821	4.899	4.821	4.821	4.821	4.728	4.499
102-08	Yield	4.803	4.883	4.803	4.803	4.803	4.708	4.474
102-10	Yield	4.786	4.868	4.786	4.786	4.786	4.688	4.448
102-12	Yield	4.768	4.852	4.768	4.768	4.768	4.668	4.423

CMO HYPOJD 2A3
Scenario Report (GS)

Goldman Sachs

3.1 yr AD TAC — Generated: 06/12/2002 07:48:11 —

CUSIP	Monthly	As Of	6/02	Pricing	6/11/02	Original	53,000,000.00
Description: AD,TAC				Settle	6/28/02	Balance	53,000,000.00
Coupon: 6.500%				Next Proj	7/25/02	Factor	1.00000000
Stated Band: 130-130	Effective Band: N/A			Stated Final	0/0/00	Delay	24

Collateral: Cpn 7.50 WAC 7.44 WAM 344 WALA 13

Historical PSA's: 0/00= 0/00= 0/00= 3mo= 6mo= 12mo= SI=

Curve: 3m= 6m= 1yr= 2yr= 3yr= 4yr= 5yr= 7yr= 10yr= 30yr=

Input	Output	PSA	PSA	PSA	PSA	PSA	PSA	PSA	PSA
PREPAY		425	125	200	300	400	500	600	800
	Av Life	3.088	11.446	10.751	6.235	3.581	1.876	1.418	1.005
Price	Window	7/02-2/31	7/02-8/20	7/02-2/31	7/02-2/31	7/02-2/31	7/02-2/31	7/02-5/05	7/02-4/04
99-28	Yield	6.465	6.548	6.544	6.519	6.479	6.406	6.352	6.261
99-29	Yield	6.453	6.544	6.539	6.512	6.468	6.387	6.328	6.228
99-30	Yield	6.441	6.540	6.535	6.505	6.457	6.369	6.304	6.194
99-31	Yield	6.428	6.536	6.530	6.498	6.446	6.350	6.280	6.161
100-00	Yield	6.416	6.531	6.526	6.491	6.435	6.332	6.257	6.128
100-01	Yield	6.403	6.527	6.521	6.484	6.424	6.313	6.233	6.095
100-02	Yield	6.391	6.523	6.517	6.477	6.413	6.295	6.209	6.062
100-03	Yield	6.378	6.519	6.512	6.470	6.402	6.277	6.185	6.029
100-04	Yield	6.366	6.515	6.508	6.463	6.391	6.258	6.161	5.996